# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hyperscale Data, Inc., CIK 0000896493
CUSIP: 09175M804
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 11411 SOUTHERN HIGHLANDS PARKWAY, SUITE 190, LAS VEGAS, Nevada (NV), 89141
Date of event which requires filing of this statement: 09/02/2025
Amends the filing with accession number 0001214659-21-010421
Filed by CIK 0001212502
Persons authorized to receive notices and communications: MILTON C. AULT, III, c/o Ault & Company, Inc., 11411 Southern Highlands PKWY, Suite 330, LAS VEGAS, Nevada (NV), 89141, 949-444-5464

## Reporting persons
- Ault & Company, Inc. (CIK 0001734770): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 131,446,273; sole dispositive power 0; shared dispositive power 131,446,273; aggregate amount beneficially owned 131,446,273 (82.21% of the class)
  Comment: (1) Represents (i) 19,249 shares of class A common stock ("Class A Shares"), (ii) 4,234,561 shares of Class A Shares issuable upon conversion of 4,234,561 shares of class B common stock ("Class B Shares"), (iii) 119,196,615 Class A Shares issuable upon conversion of 50,000 shares of Series C Convertible Preferred Stock, (iv) 2,288,575 Class A Shares issuable upon conversion of 960 shares of Series G Convertible Preferred Stock, (v) 5,068,221 Class A Shares issuable upon conversion of 4,000 shares of Series H Convertible Preferred Stock and (vi) 639,052 Class A Shares issuable upon exercise of outstanding warrants. Excludes 4,467,508 shares of Class A Shares issuable upon conversion of Series H Preferred Stock due to NYSE American limitations on conversion without stockholder approval. Each share of Series C Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $183.58 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. Each share of Series G Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $6.74 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. Each share of Series H Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $0.79645 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. For purposes of this Schedule 13D filing, the calculations for the number of Class A Shares issuable upon conversion of the Series C Preferred Stock, Series G Preferred Stock and Series H Preferred Stock are based upon a conversion price of $0.419475. (2) In accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, the Reporting Person's beneficial ownership percentage was determined by dividing (a) the sum of (i) the outstanding Class A Shares beneficially owned by the Reporting Person and (ii) the number of Class A Shares that the Reporting Person is entitled to acquire upon (x) conversion of the outstanding Class B Shares, (y) conversion of the outstanding Series C Preferred Stock, Series G Preferred Stock and Series H Preferred Stock, and (z) the outstanding warrants, beneficially owned by the Reporting Person at any time within the next 60 days (all of which are immediately convertible); by (b) the sum of (i) the 28,454,714 Class A Shares outstanding as of September 4, 2025, as reported by the Issuer to the Reporting Persons, and (ii) the 131,427,024 Class A Shares that the Reporting Person is entitled to acquire upon conversion and exercise of the Reporting Person's Class B Shares, Series C Preferred Stock, Series G Preferred Stock, Series H Preferred Stock and warrants at any time within the next 60 days.
- AULT MILTON C III (CIK 0001212502): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 2,796; shared voting power 131,446,273; sole dispositive power 2,796; shared dispositive power 131,446,273; aggregate amount beneficially owned 131,449,069 (82.22% of the class)
  Comment: (1) Represents (i) 2,450 Class A Shares and (ii) 346 Class A Shares issuable upon conversion of 346 Class B Shares and (iii) one (1) Class A Share underlying a stock option currently exercisable or exercisable within 60 days. (2) Represents (i) 19,249 Class A Shares held by Ault & Company, Inc. ("A&C"), (ii) 4,234,561 Class A Shares issuable upon conversion of 4,234,561 Class B Shares held by A&C, (iii) 119,196,615 Class A Shares issuable upon conversion of 50,000 shares of Series C Convertible Preferred Stock held by A&C, (iv) 2,288,575 Class A Shares issuable upon conversion of 960 shares of Series G Convertible Preferred Stock held by A&C, (v) 5,068,221 Class A Shares issuable upon conversion of 4,000 shares of Series H Convertible Preferred Stock held by A&C and (vi) 639,052 Class A Shares issuable upon exercise of outstanding warrants held by A&C. Excludes 4,467,508 shares of Class A Shares issuable upon conversion of Series H Preferred Stock due to NYSE American limitations on conversion without stockholder approval. Each share of Series C Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $183.58 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. Each share of Series G Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $6.74 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. Each share of Series H Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $0.79645 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. For purposes of this Schedule 13D filing, the calculations for the number of Class A Shares issuable upon conversion of the Series C Preferred Stock, Series G Preferred Stock and Series H Preferred Stock are based upon a conversion price of $0.419475. (2) In accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, the Reporting Person's beneficial ownership percentage was determined by dividing (a) the sum of (i) the outstanding Class A Shares beneficially owned by the Reporting Person and (ii) the number of Class A Shares that the Reporting Person is entitled to acquire upon (x) conversion of the outstanding Class B Shares, (y) conversion of the outstanding Series C Preferred Stock, Series G Preferred Stock and Series H Preferred Stock, and (z) the outstanding warrants, beneficially owned by the Reporting Person at any time within the next 60 days (all of which are immediately convertible); by (b) the sum of (i) the 28,454,714 Class A Shares outstanding as of September 4, 2025, as reported by the Issuer to the Reporting Persons, and (ii) the 131,427,370 Class A Shares that the Reporting Person is entitled to acquire upon conversion and exercise of the Reporting Person's Class B Shares, Series C Preferred Stock, Series G Preferred Stock, Series H Preferred Stock and warrants at any time within the next 60 days.
- Horne William B (CIK 0001333268): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 1; shared voting power 0; sole dispositive power 1; shared dispositive power 0; aggregate amount beneficially owned 1 (0% of the class)
  Comment: (1) Represents one (1) Class A Share issuable upon conversion of one (1) Class B Share.
- Nisser Henry Carl (CIK 0001775938): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 3; shared voting power 0; sole dispositive power 3; shared dispositive power 0; aggregate amount beneficially owned 3 (0% of the class)
  Comment: (1) Represents (i) two (2) Class A Shares and (ii) one (1) Class A Share issuable upon conversion of one (1) Class B Share.
- CRAGUN KENNETH S (CIK 0001327261): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.001 per share
Name of issuer: Hyperscale Data, Inc.
Address of issuer's principal executive offices: 11411 SOUTHERN HIGHLANDS PARKWAY, SUITE 190, LAS VEGAS, Nevada (NV), 89141

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows: The two (2) Class A Shares owned directly by Mr. Nisser were issued upon vesting of restricted stock units awarded to him in his capacity as an officer and director of the Issuer. Two (2) Class A Shares owned directly by Mr. Ault were issued upon vesting of restricted stock units awarded to him in his capacity as an officer and director of the Issuer, and the aggregate purchase price for the other 2,448 Class A Shares owned directly by Mr. Ault is approximately $151,925. The Class B Shares owned by the Reporting Persons were issued as a stock dividend by the Issuer. The aggregate purchase price of the 19,249 Class A Shares owned directly by Ault & Company is approximately $2,668,786. The purchase price of the 50,000 shares of Series C Preferred Stock owned directly by Ault & Company, which are currently convertible into 119,196,615 Class A Shares, and warrants owned directly by Ault & Company, which are currently exercisable (or are exercisable within 60 days) into 422,337 Class A Shares (the "Series C Warrants"), is $50,000,000. The purchase price of the 960 shares of Series G Preferred Stock owned directly by Ault & Company, which are currently convertible into 2,288,575 Class A Shares, and warrants owned directly by Ault & Company, which are currently exercisable into 162,217 Class A Shares (the "Series G Warrants"), is $960,000. The purchase price of the 4,000 shares of Series H Preferred Stock owned directly by Ault & Company, which are currently convertible into 5,068,221 Class A Shares is $4,000,000.The remaining warrants owned directly by Ault & Company, which are currently exercisable into 54,498 Class A Shares (the "Warrants"), were issued in connection with a senior secured convertible promissory note in the principal face amount of $17.5 million, which was sold to Ault & Company by the Issuer, for $17.5 million (the "Senior Note"). The Senior Note was subsequently repaid.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows: The aggregate percentage of Class A Shares reported owned by each Reporting Person is based upon 28,454,714 Class A Shares outstanding, which is the total number of Class A Shares outstanding as of September 4, 2025, as reported by the Issuer to the Reporting Persons. Based on the 28,454,714 Class A Shares, 4,989,738 Class B Shares, 50,000 shares of Series C Preferred Stock, 960 shares of Series G Preferred Stock and 4,000 shares of Series H Preferred Stock outstanding as of September 4, 2025, as reported by the Issuer to the Reporting Persons, which represents all voting securities of the Issuer, Ault & Company and Mr. Ault's beneficial ownership of Shares represents 57.18% of the Issuer's total voting power, which differs from the total beneficial ownership on conversion as (i) the Class B Shares are entitled to cast 10 votes for each share, compared to 1 vote for each Class A Share, and (ii) for purposes of complying with NYSE American regulations, the conversion price of the various shares of preferred stock, for purposes of determining the number of votes the holder is entitled to cast, is based on the closing sale price of the Class A Shares on the trading day immediately prior to the date of execution of the applicable securities purchase agreement. A. Ault & Company (a) As of the date hereof, Ault & Company may be deemed to beneficially own 131,446,273 Class A Shares, consisting of (i) 19,249 Class A Shares, (ii) 4,234,561 Class A Shares issuable upon conversion of 4,234,561 Class B Shares, (iii) 119,196,615 Class A Shares issuable upon conversion of 50,000 shares of Series C Convertible Preferred Stock, (iv) 2,288,575 Class A Shares issuable upon conversion of 960 shares of Series G Convertible Preferred Stock, (v) 5,068,221 Class A Shares issuable upon conversion of 4,000 shares of Series H Convertible Preferred Stock and (vi) 639,052 Class A Shares issuable upon exercise of outstanding warrants. Excludes 4,467,508 shares of Class A Shares issuable upon conversion of Series H Preferred Stock due to NYSE American limitations on conversion without stockholder approval. Each share of Series C Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $183.58 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. Each share of Series G Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $6.74 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. Each share of Series H Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $0.79645 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. For purposes of this Amendment No. 10, the calculations for the number of Class A Shares issuable upon conversion of the Series C Preferred Stock, Series G Preferred Stock and Series H Preferred Stock are based upon a conversion price of $0.419475. Percentage: 82.21%. B. Milton C. Ault, III (a) As of the date hereof, Mr. Ault may be deemed to beneficially own 131,449,069 Class A Shares, consisting of (i) 2,450 Class A Shares, (ii) 346 Class A Shares issuable upon conversion of 346 Class B Shares, (iii) 19,249 Class A Shares held by Ault & Company, (iv) 4,234,561 Class A Shares issuable upon conversion of 4,234,561 Class B Shares held by Ault & Company, (v) 119,196,615 Class A Shares issuable upon conversion of 50,000 shares of Series C Convertible Preferred Stock held by Ault & Company, (vi) 2,288,575 Class A Shares issuable upon conversion of 960 shares of Series G Convertible Preferred Stock held by Ault & Company, (vii) 5,068,221 Class A Shares issuable upon conversion of 4,000 shares of Series H Convertible Preferred Stock held by Ault & Company and (viii) 639,052 Class A Shares issuable upon exercise of outstanding warrants held by Ault & Company. Excludes 4,467,508 shares of Class A Shares issuable upon conversion of Series H Preferred Stock due to NYSE American limitations on conversion without stockholder approval. Each share of Series C Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $183.58 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. Each share of Series G Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $6.74 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. Each share of Series H Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $0.79645 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. For purposes of this Amendment No. 10, the calculations for the number of Class A Shares issuable upon conversion of the Series C Preferred Stock, Series G Preferred Stock and Series H Preferred Stock are based upon a conversion price of $0.419475. Mr. Ault may be deemed to beneficially own the Shares owned directly by Ault & Company by virtue of his relationship with Ault & Company described in Item 2. Percentage: 82.22% C. William B. Horne (a) As of the date hereof, Mr. Horne may be deemed to beneficially own one (1) Class A Share, representing one (1) Class A Share issuable upon conversion of one (1) Class B Share. Percentage: 0.0%. D. Henry C.W. Nisser (a) As of the date hereof, Mr. Nisser may be deemed to beneficially own three (3) Class A Shares, consisting of (i) two (2) Class A Shares and (ii) one (1) Class A Share issuable upon conversion of one (1) Class B Share. Percentage: 0.0%. E. Kenneth S. Cragun (a) As of the date hereof, Mr. Cragun is not deemed to beneficially own any Class A Shares. Percentage: 0%
Number of shares as to which each person has sole or shared power to vote or dispose: A. Ault & Company (b) 1. Sole power to vote or direct vote: 0, 2. Shared power to vote or direct vote: 131,446,273, 3. Sole power to dispose or direct the disposition: 0, 4. Shared power to dispose or direct the disposition: 131,446,273. B. Milton C. Ault, III (b) 1. Sole power to vote or direct vote: 2,796, 2. Shared power to vote or direct vote: 131,446,273, 3. Sole power to dispose or direct the disposition: 2,796, 4. Shared power to dispose or direct the disposition: 131,446,273. C. William B. Horne (b) 1. Sole power to vote or direct vote: 1, 2. Shared power to vote or direct vote: 0, 3. Sole power to dispose or direct the disposition: 1, 4. Shared power to dispose or direct the disposition: 0. D. Henry C.W. Nisser (b) 1. Sole power to vote or direct vote: 3, 2. Shared power to vote or direct vote: 0, 3. Sole power to dispose or direct the disposition: 3, 4. Shared power to dispose or direct the disposition: 0. E. Kenneth S. Cragun (b) 1. Sole power to vote or direct vote: 0, 2. Shared power to vote or direct vote: 0, 3. Sole power to dispose or direct the disposition: 0, 4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: A. Ault & Company (c) Other than as disclosed on Exhibit 1, Ault & Company has not entered into any transactions in the Shares during the past sixty days. B. Milton C. Ault, III (c) Other than as disclosed on Exhibit 2, Mr. Ault has not entered into any transactions in the Shares during the past sixty days. C. William B. Horne (c) Mr. Horne has not entered into any transactions in the Shares during the past sixty days. D. Henry C.W. Nisser (c) Mr. Nisser has not entered into any transactions in the Shares during the past sixty days. E. Kenneth S. Cragun (c) Mr. Cragun has not entered into any transactions in the Shares during the past sixty days. The filing of this Amendment No. 10 shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows

On December 22, 2019, the Issuer entered into a securities purchase agreement with Ault & Company, pursuant to which Ault & Company purchased an aggregate of three (3) Shares for a total purchase price of $739,948. The transaction closed on January 15, 2020 after approval of the NYSE American. A copy of the securities purchase agreement is attached as an exhibit hereto and is incorporated herein by reference.

On February 5, 2020 the Issuer sold and issued an 8% Convertible Promissory Note in the principal amount of $1,000,000 (the "Note") to Ault & Company. The Note was convertible into Shares at a conversion price of approximately $384,615 per share. On August 20, 2020, Ault & Company converted $600,000 of the Note principal into one (1) Share. On May 12, 2021, Ault & Company converted the remaining $400,000 of the Note principal into one (1) Share. A copy of the Note is attached as an exhibit hereto and is incorporated herein by reference.

On October 13, 2023, the Issuer entered into a note purchase agreement with Ault & Company, pursuant to which the Issuer sold to Ault & Company the Senior Note and Warrants. The Warrants have a five-year term, expiring on the fifth anniversary of the closing date, and became exercisable on the first business day after the six-month anniversary of the closing date. A copy of the Warrant is attached as an exhibit hereto and is incorporated herein by reference.

On November 6, 2023, the Issuer entered into a securities purchase agreement (the "Series C SPA") with Ault & Company, pursuant to which the Issuer agreed to sell, in one or more closings, to Ault & Company up to 50,000 shares of Series C Preferred Stock and the Series C Warrants for a total purchase price of up to $50 million. Between December 2023 and November 2024, pursuant to the Series C SPA, the Issuer sold to Ault & Company, in multiple closings, an aggregate of 50,000 shares of Series C Preferred Stock and Series C Warrants to purchase 422,337 Shares, for a total purchase price of $50 million. Each share of Series C Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $183.58 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. Copies of the Series C SPA, Certificate of Designations of the Series C Preferred Stock and Series C Warrant are attached as exhibits hereto and are incorporated herein by reference.

On December 21, 2024, the Issuer entered into a securities purchase agreement (the "Series G SPA") with Ault & Company, pursuant to which the Issuer agreed to sell, in one or more closings, to Ault & Company up to 25,000 shares of Series G Preferred Stock and the Series G Warrants for a total purchase price of up to $25 million. Between January 2025 and April 2025, pursuant to the Series G SPA, the Issuer sold to Ault & Company, in multiple closings, an aggregate of 960 shares of Series G Preferred Stock and Series G Warrants to purchase 162,217 Shares, for a total purchase price of $960,000. Each share of Series G Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $6.74 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. Copies of the Series G SPA, Certificate of Designations of the Series G Preferred Stock and Series G Warrant are attached as exhibits hereto and are incorporated herein by reference.

On July 31, 2025, the Issuer entered into a securities purchase agreement (the "Series H SPA") with Ault & Company, pursuant to which the Issuer agreed to sell, in one or more closings, to Ault & Company up to 100,000 shares of Series H Preferred Stock for a total purchase price of up to $100 million. In September 2025, pursuant to the Series H SPA, the Issuer sold to Ault & Company 4,000 shares of Series H Preferred Stock for a purchase price of $4,000,000. Each share of Series H Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $0.79645 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. Copies of the Series H SPA and Certificate of Designations of the Series H Preferred Stock are attached as exhibits hereto and are incorporated herein by reference.

On July 24, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 1 - Ault & Company Transactions in the Securities of the Issuer During the Past 60 Days.

Exhibit 2 - Milton C. Ault, III Transactions in the Securities of the Issuer During the Past 60 Days.

Exhibit 3 - Joint Filing Agreement by and among Ault & Company, Inc., Milton C. Ault, III, William B. Horne, Henry C.W. Nisser and Kenneth S. Cragun, dated July 24, 2024 (incorporated by reference to Exhibit 99.1 of the Schedule 13D/A filed with the SEC on July 24, 2024).

Exhibit 4 - Form of Securities Purchase Agreement dated December 22, 2019, by and between the Issuer and Ault & Company (incorporated by reference to Exhibit 10.1 of Form 8-K filed with the SEC on December 23, 2019).

Exhibit 5 - Form of 8% Convertible Promissory Note, dated February 5, 2020, issued by the Issuer to Ault & Company (incorporated by reference to Exhibit 4.1 of Form 8-K filed with the SEC on February 6, 2020).

Exhibit 6 - Form of Warrant, issued October 13, 2023 by the Issuer to Ault & Company (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K filed by the Issuer with the SEC on October 16, 2023).

Exhibit 7 - Securities Purchase Agreement, dated November 6, 2023, by and between the Issuer and Ault & Company (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer with the SEC on November 7, 2023).

Exhibit 8 - Certificate of Designation of Preferences, Rights and Limitations of Series C Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by the Issuer with the SEC on November 21, 2023).

Exhibit 9 - Form of Warrant issued by the Issuer to Ault & Company (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Issuer with the SEC on November 7, 2023).

Exhibit 10 - Securities Purchase Agreement, dated December 21, 2024, by and between the Issuer and Ault & Company (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer with the SEC on December 23, 2024).

Exhibit 11 - Certificate of Designation of Preferences, Rights and Limitations of Series G Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by the Issuer with the SEC on December 23, 2024).

Exhibit 12 - Form of Warrant issued by the Issuer to Ault & Company (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K/A filed by the Issuer with the SEC on January 6, 2025).

Exhibit 13 - Securities Purchase Agreement, dated July 31, 2025, by and between the Issuer and Ault & Company (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer with the SEC on August 1, 2025).

Exhibit 14 - Certificate of Designation of Preferences, Rights and Limitations of Series H Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by the Issuer with the SEC on August 1, 2025).

## Signatures
- Ault & Company, Inc.: /s/ Milton C. Ault, III, Chief Executive Officer (09/04/2025)
- AULT MILTON C III: /s/ Milton C. Ault, III, MILTON C. AULT, III (09/04/2025)
- Horne William B: /s/ William B. Horne, WILLIAM B. HORNE (09/04/2025)
- Nisser Henry Carl: /s/ Henry C.W. Nisser, HENRY C.W. NISSER (09/04/2025)
- CRAGUN KENNETH S: /s/ Kenneth S. Cragun, KENNETH S. CRAGUN (09/04/2025)